Exhibit 99.1

Stellantis Approves Share Buyback Program

AMSTERDAM, February 15, 2024 – The Stellantis Board of Directors approved a share buyback program of up to €3 billion (total purchase price excluding ancillary costs) to be executed on the market.

The Company intends to cancel the common shares acquired through the share buyback program apart from a portion of up to €0.5 billion, which may be used to service share-based compensation and employee stock purchase plans. The shares will be purchased over a period ending December 31, 2024 on NYSE / Euronext Milan / Euronext Paris and other multilateral trading facilities.

The opportunity to initiate the buyback program stems from the Company’s significant cash flow generation and strong balance sheet. These factors enable the Company to ensure adequate liquidity to manage a wide variety of economic and market scenarios, while simultaneously facilitating attractive capital returns to shareholders, and to support the extension of the employee stock purchase plan to several countries.

The share buyback program will be carried out under the authority granted by the general meeting of shareholders held on April 13, 2023, which may be renewed or extended, up to a maximum of 10% of the Company’s capital. The remaining authorization granted on April 13, 2023 stands at approximately 181 million shares. The purchase price per common share will be no higher than an amount equal to 110% of the market price of the shares on the NYSE, Euronext Milan or Euronext Paris. The market price will be calculated as the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the official price list of the NYSE, Euronext Milan or Euronext Paris.

As of February 15, 2024, the Company held in treasury a total of 142,090,297 common shares equal to 3.52% of the total issued share capital including common shares and special voting shares.

Stellantis will provide updates on the start of buybacks and on the buyback program via a press release posted on the Investors section of the corporate website under “Stock and Shareholder Info”. The buybacks will be carried out subject to market conditions and in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, while creating added value for all stakeholders. For more information, visit www.stellantis.com

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; Stellantis’ ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute Stellantis’ business plans and improve its businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; risks and other items described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 and Current Reports on Form 6-K and amendments thereto filed with the SEC; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission and AFM.